UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Xerox Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

984121103
(CUSIP Number)

February 5, 2010
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐           Rule 13d-1(b)

☒           Rule 13d-1(c)

☐           Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	984121103	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Darwin Deason
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 74,350,614
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 74,350,614
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 74,350,614
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.5%[1]
12	TYPE OF REPORTING PERSON (See Instructions) IN

 _________________
1 Based on 1,359,876,332 shares of Xerox Corporation common stock outstanding on February 5, 2010.

Item 1.
(a)           Name of Issuer:

Xerox Corporation

(b)           Address of Issuer’s Principal Executive Offices:

45 Glover Avenue
PO Box 4505
Norwalk CT 06856-4505

Item 2.

(a)           Name of Person Filing:

Darwin Deason

(b)           Address of Principal Business Office or, if none, Residence:

8181 Douglas Avenue
10th Floor
Dallas, TX 75225

(c)           Citizenship:

United States

(d)           Title of Class of Securities:

Common Stock

(e)           CUSIP Number: 984121103

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act;
(b)	☐	Bank as defined in section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act;
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G) (Note: See Item 7);
(h)	☐	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(H).
If this statement is filed pursuant to Rule 13d-1(c), check this box. ☒

Item 4.	Ownership

(a)           Amount beneficially owned:

74,350,614

(b)           Percent of class:

5.5%2

(c)           Number of shares to which the person has:

(i)	Sole Voting Power:

74,350,614
(Pursuant to Rule 13d-3, this number includes (i) 300,000 shares of Xerox Corporation Series A Convertible Perpetual Preferred Stock that are each convertible into 89.8876 shares of Xerox Corporation Common Stock and (ii) options which are exercisable for 4,251,173 shares Xerox Common Stock.)

(ii)	Shares voting Power:

0

(iii)	Sole Dispositive Power:

74,350,614
(Pursuant to Rule 13d-3, this number includes (i) 300,000 shares of Xerox Corporation Series A Convertible Perpetual Preferred Stock that are each convertible into 89.8876 shares of Xerox Corporation Common Stock and (ii) options which are exercisable for 4,251,173 shares Xerox Common Stock.)

(iv)	Shared Dispositive Power:

0

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

 _________________
2 Based on 1,359,876,332 shares of Xerox Corporation common stock outstanding on February 5, 2010.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 5, 2010

/s/ Darwin Deason
Darwin Deason